UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Regulus Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75915K200
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75915K200	Page 2 of 13 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,703,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,703,702
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 75915K200	Page 3 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,703,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,703,702
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 75915K200	Page 4 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,345,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,345,784
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.80%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 75915K200	Page 5 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,712
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 764,712
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 75915K200	Page 6 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,206
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,206
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.85%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 75915K200	Page 7 of 13 Pages
SCHEDULE 13D
Item 1.            Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to (i) shares of common stock, par value $0.001 per share (“Common Stock” and, such shares, the “Shares”), issued by Regulus Therapeutics Inc., a Delaware corporation (the “Issuer”) and (ii) warrants to purchase Shares (“Warrants”). The address of the principal executive offices of the Issuer is 10628 Science Center Drive, Suite 100, San Diego, California 92121.
Item 2.  Identity and Background.
(a) The persons filing this Schedule 13D are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye” and, together with Sarissa Offshore and Sarissa Catapult, the “Sarissa Funds”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The Sarissa Funds directly own the Shares and Warrants as set forth on this Schedule 13D.  Sarissa Capital is the investment advisor to the Sarissa Funds and may be deemed to have beneficial ownership over the Shares and Warrants directly owned by the Sarissa Funds by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Shares and Warrants held by them.

Dr. Denner is the Chief Investment Officer of Sarissa Capital and the ultimate general partner of Sarissa Capital, Sarissa Offshore, and Sarissa Hawkeye, and the managing member of Sarissa Catapult is controlled by Dr. Denner; accordingly, Dr. Denner may be deemed to have beneficial ownership over the Shares directly owned by the Sarissa Funds by virtue of such positions.

(b) The principal business address of (i) each of Sarissa Capital, Sarissa Catapult, Sarissa Hawkeye and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

(c) Sarissa Capital’s principal business is serving as investment advisor to private investment funds and accounts, which include the Sarissa Funds. The principal business of each of the Sarissa Funds is making investments. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Sarissa Funds and Sarissa Capital are set forth in Schedule A attached hereto.

(d) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital or the Sarissa Funds, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital or the Sarissa Funds, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)  Dr. Denner is a citizen of the United States of America.

CUSIP No. 75915K200	Page 8 of 13 Pages
SCHEDULE 13D
Item 3.  Source or Amount of Funds or Other Consideration.
The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 3,703,702 Shares (including Warrants to purchase an aggregate of 1,851,851 Shares). The aggregate purchase price of the Shares and the Warrants purchased by the Reporting Persons collectively was approximately $2.23 million (including commissions). The source of funding for these Shares and Warrants was the general working capital of the respective purchasers.
Item 4.  Purpose of Transaction.
On May 3, 2019, Sarissa Offshore, Sarissa Catapult and Sarissa Hawkeye entered into a securities purchase agreement with the Issuer and the other investors identified therein (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell (i) Shares, (ii) shares of newly designated non-voting convertible preferred stock of the Issuer (the “Preferred Stock”) and (iii) accompanying warrants to purchase Shares, in up to two closings, in a private placement transaction.
Pursuant to the Purchase Agreement, at the initial closing which occurred on May 7, 2019 (the “Initial Closing”), (i) for a purchase price of $1.08 per Share, (a) Sarissa Offshore purchased from Issuer 1,172,892 Shares, (b) Sarissa Catapult purchased from Issuer 382,356 Shares and (c) Sarissa Hawkeye purchased from Issuer 296,603 Shares and (ii) for a purchase price of $0.125 per Share underlying the applicable Warrant, (a) Sarissa Offshore purchased from Issuer Warrants to purchase 1,172,892 Shares (b) Sarissa Catapult purchased from Issuer Warrants to purchase 382,356 Shares, and (c) Sarissa Hawkeye purchased from Issuer Warrants to purchase 296,603 Shares. The Warrants will be exercisable for a period of five years following the date of issuance and will have an exercise price of $1.08 per share, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants are exercisable on a net exercise “cashless” basis.
Pursuant to the Purchase Agreement, in the event that the Issuer’s Board of Directors unanimously resolves to recommence the Issuer’s Phase 1 clinical trial of the Issuer’s RGLS4326 product candidate (the “Phase 1 Trial”) based on correspondence from the U.S. Food & Drug Administration’s Division of Cardiovascular and Renal Products, and thereafter but on or before December 31, 2019 the Issuer makes a public announcement of its plan to recommence the Phase 1 Trial, the Issuer has agreed to sell and the Reporting Persons have agreed to purchase, at a second closing under the Purchase Agreement (the “Milestone Closing”), shares of Preferred Stock and accompanying Warrants to purchase Shares for an aggregate purchase price of approximately $3 million for the shares of Preferred Stock and $347,000 for the Warrants, excluding the exercise price of such Warrants, or $10.80 per share of Preferred Stock and $0.125 per Share underlying the Warrant. Each share of Preferred Stock is convertible into 10 Shares, subject to certain beneficial ownership conversion limitations set forth in the Purchase Agreement.
Under the terms of the Purchase Agreement, the Issuer has agreed to prepare and file, within 30 days after the Initial Closing and within 30 days after the Milestone Closing, if necessary, one or more registration statements with the U.S. Securities and Exchange Commission to register for resale the Shares issued under the Purchase Agreement, the Shares issuable upon exercise of the Warrants, and the Shares issuable upon conversion of any Preferred Stock issued pursuant to the Purchase Agreement, and generally to cause the applicable registration statements to become effective within 90 days after the applicable closing under the Purchase Agreement. Certain cash penalties will apply to the Issuer in the event of registration failures, as described in the Purchase Agreement.

CUSIP No. 75915K200	Page 9 of 13 Pages
SCHEDULE 13D
The Reporting Persons may, from time to time and at any time, (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
The Purchase Agreement is attached as Exhibit 10.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on May 9, 2019 and is incorporated by reference in this Schedule 13D; any description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement so filed by the Issuer. The form of Warrant is attached as Exhibit 4.2 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on May 9, 2019 and is incorporated by reference in this Schedule 13D; any description herein of the Form of Warrant is qualified in its entirety by reference to the Form of Warrant so filed by the Issuer. The Certificate of Designations for the Preferred Stock is attached as Exhibit 3.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on May 9, 2019 and is incorporated by reference in this Schedule 13D; any description herein of the Preferred Stock is qualified in its entirety by reference to the Certificate of Designations for the Preferred Stock so filed by the Issuer.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,703,702 Shares (including 1,851,851 Shares underlying the Warrants) representing approximately 16.53% of the outstanding Shares, based upon the sum of (x) 20,548,450 Shares outstanding as of May 7, 2019, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on May 10, 2019, plus (y) an aggregate of 1,851,851 Shares underlying the Warrants deemed to be beneficially owned, in the aggregate, by the Reporting Persons.

(b) For purposes of this Schedule 13D:

Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 3,703,702 Shares (including 1,851,851 Shares underlying the Warrants) held directly by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of each of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye and of the managing member of Sarissa Catapult, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 3,702,702 Shares (including 1,851,851 Shares underlying the Warrants)  held directly by the Sarissa Funds.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Shares, the Warrants or the Preferred Stock in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 75915K200	Page 10 of 13 Pages
SCHEDULE 13D
Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Purchase Agreement (incorporated by reference in this Schedule 13D to Exhibit 10.1 of the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on May 9, 2019)

Exhibit 2 – Form of Warrant (incorporated by reference in this Schedule 13D to Exhibit 4.2 of the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on May 9, 2019)

Exhibit 3 – Certificate of Designations for the Preferred Stock (incorporated by reference in this Schedule 13D to Exhibit 3.1 of the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on May 9, 2019)

Exhibit 4 – Joint Filing Agreement of the Reporting Persons, dated as of May 17, 2019

CUSIP No. 75915K200	Page 11 of 13 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2019

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner, Ph.D.
Alexander J. Denner, Ph.D.